EXHIBIT 17.1

June 13, 2024

Mr. Brian Balbirnie

Chief Executive Officer

Issuer Direct Corporation

1 Glenwood Drive, Suite 1001

Raleigh, NC 27603

Dear Mr. Balbirnie,

Please accept this letter as my resignation from the Board of Directors (the “Board”) of Issuer Direct Corporation (the “Company”), including all applicable Committees of the Board, effective immediately.

I wish Issuer Direct Corporation all the best for the future.

Regards,

/s/ Marti Beller (Lazear)

Marti Beller (Lazear)